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Contact:  Jeffrey J. Hattara            (NYSE-BMC)
          (612)851-6030            FOR IMMEDIATE RELEASE


                   BMC INDUSTRIES ADDS TWO DIRECTORS TO ITS BOARD


May 12, 1998 --Minneapolis, Minnesota - BMC Industries, Inc. ("BMC") today announced the addition of H. Ted Davis and James Ramich to its Board of Directors, effective May 8, 1998.

Dr. Davis has over 35 years of experience in education and research and consulting in the areas of chemical engineering, science and technology. Dr. Davis serves as Dean of the Institute of Technology and is the Regents' Professor, Department of Chemical Engineering and Materials Science, at the University of Minnesota. For 15 years Dr. Davis also served as Head of the Department of Chemical Engineering, which has been rated the top chemical engineering department in the country. In addition to holding a Ph.D. in chemical physics from the University of Chicago, Dr. Davis has received numerous honors and awards for his work in these areas.

Mr. Ramich has had a distinguished career with Corning Incorporated for 25 years, most recently as Executive Vice President, Corning Communications. He served in a number of other senior management and operating positions at Corning, including President, Corning Japan, Executive Vice President, Information Display Group and Vice President of Corporate Development. Mr. Ramich also served in several manufacturing, sales and marketing positions. Mr. Ramich holds an M.B.A. from Columbia University.

Paul B. Burke, BMC's Chairman, President and Chief Executive Officer, stated, "We are delighted that Ted Davis and Jim Ramich have agreed to serve on BMC's Board of Directors. Ted brings a tremendous amount of knowledge in chemical engineering and technology that will be instrumental in developing and enhancing our processes and products. Jim offers vast experience in business management, corporate development and operations in multinational operations and in the display industry. BMC will benefit greatly from Jim's ability to apply this experience to BMC's existing and future business operations."

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of glass, plastic and polycarbonate eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.


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